Exhibit 99.1

May 4, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read the statements concerning our firm contained in Form 6-K of China Ceramics Co., Ltd dated and filed with the Securities and Exchange Commission on May 4, 2016 and are in agreement with those statements.

/s/ AWC (CPA) Limited

Certified Public Accountants